EXHIBIT 99.1

Pengrowth Provides Updated 51-101 Reserves Report as at September 30, 2018

Proven and Probable Reserves Increase to 449 Million Barrels of Oil Equivalent

CALGARY, Alberta, Nov. 08, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth”) (TSX:PGF, OTCQX:PGHEF), today reported Pengrowth’s reserves values effective September 30, 2018 based on an independent engineering evaluation conducted by GLJ Petroleum Consultants Ltd. (GLJ) using the GLJ October 1, 2018 price forecast and prepared in accordance with National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH).

All evaluations and summaries of future net revenue are stated prior to provision for interest, debt service charges or general and administrative expenses and after deduction of royalties, operating costs, estimated well abandonment and reclamation costs and estimated future capital expenditures. The information included as “NPV 10” in the tables below represents the net present values of future net revenue before Income Taxes at a 10% discount rate, based on an average of pricing assumptions prepared by GLJ. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves.

Key Highlights

· Lindbergh and Groundbirch represent 99% of Pengrowth’s company interest proved and probable reserves with the following breakdown:

  Lindbergh (bitumen) represents 70%;
  Groundbirch (natural gas) represents 29%;

· Total proved and probable reserves increased 1% to 449 million BOE;

· NPV 10 of total proved and probable reserves increased 20% to $2.6 billion;

Total Working Interest Reserve Evaluation(1):

Comparison as at:	Sept. 30, 2018	Dec. 31, 2017	Change	% Difference
Price Deck Dated:	Oct. 1, 2018	Jan. 1, 2018
Reserves (MBOE)
Proved Producing	30,513	33,218	(2,705)	(8%)
Total Proved	196,126	192,668	3,458	2%
Proved Plus Probable	449,013	446,561	2,452	1%

(1) Columns may not add due to rounding

Total Company Interest NPV 10 Evaluation(1):

Comparison as at:	Sept. 30, 2018	Dec. 31, 2017	Change	% Difference
Price Deck Dated:	Oct. 1, 2018	Jan. 1, 2018
NPV 10 ($ 000's)
Proved Producing	540,805	471,575	69,230	15%
Total Proved	1,559,120	1,231,466	327,654	27%
Proved Plus Probable	2,605,752	2,170,276	435,476	20%

(1) Columns may not add due to rounding

Net Present Value of Future Net Revenue from Company Interest Reserves before Income Taxes Discounted at Various Rates(1)

	NPV Discount Rate:
	0%	5%	10%	15%	20%
NPV by Reserves Category ($000's):
Proved Producing	635,460	585,550	540,805	501,881	468,006
Proved Developed Non-Producing	13,381	8,610	6,395	5,047	4,109
Proved Undeveloped	3,715,053	1,829,947	1,011,920	611,736	393,729
Total Proved	4,363,894	2,424,107	1,559,120	1,118,664	865,844
Total Probable	5,440,924	2,210,575	1,046,632	558,156	324,330
Total Proved Plus Probable	9,804,819	4,634,682	2,605,752	1,676,820	1,190,174

(1) Columns may not add due to rounding

Reconciliation of Company Interest Reserves Based on Forecasted Prices and Costs(1)

	Oil Equivalent (Mboe)
Factors:	Proved Producing	Proved	Proved Plus Probable
December 31, 2017	33,231	192,683	446,586
Technical	(108)	3,221	110
Infill Drilling	955	-	-
Drilling Extensions	2,312	6,111	8,222
Production	(5,848)	(5,848)	(5,848)
September 30, 2018	30,542	196,167	449,069

(1) Columns may not add due to rounding

Note to US Readers

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51- 101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

Current SEC reporting requirements permit, but do not require United States oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

About Pengrowth Energy Corporation (TSX:PGF):
Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 29 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com